FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF NOTES

HSBC Holdings plc issued CHF175,000,000 1.805% Notes due 2026 (the "Notes") on 1 June 2022 under its Debt Issuance Programme.

The Notes have been provisionally admitted to trading on the SIX Swiss Exchange AG (the "SIX Swiss Exchange") from 31 May 2022. Application will be made to list the Notes on the SIX Swiss Exchange.

Investor enquiries to:
Greg Case Media enquiries to:	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Ankit Patel	+44 (0) 20 7991 9813	ankit.patel@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$3,021bn at 31 March 2022, HSBC is one of the world's largest banking and financial services organisations.

ends/all

This news release is issued by                                                       Registered Office and Group Head Office:
HSBC Holdings plc                                                              8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 1 June 2022